82-2372

ERG GROUP

Your ref
Our ref CMP-0014-01

02049467

13 August 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

SEC MAIL PROCESSING RECEIVED AUG 23 2002 WASH. D.C. 154 SECTION

Dear Sirs ERG Australia

SUPPL

Australian Stock Exchange Filing

I enclose an announcement lodged with the Australian Stock Exchange yesterday.

Yours faithfully

Clare Barrett-Lennard
Company Secretary

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

dlw 8/27

FACSIMILE

The contents of this fax are confidential and may only be used or disclosed by the addressee.

ERG GROUP

Your ref
Our ref CMP-0014-01

Fax 1300 300 021
Pages 1

FAXED 12 AUG 2002

12 August 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4 Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sirs

Announcement

ERG wishes to advise that its competitor, the Smartpos consortium (led by Cubic and the Commonwealth Bank), was today chosen as preferred tenderer for the South East Queensland integrated ticketing system project, subject to negotiation of a final contract.

ERG has signed a contract with Queensland Transport to upgrade the current system in advance of the final system rollout.

Yours faithfully

Clare Barrett-Lennard
Company Secretary

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